Form 40-F
period 2025-05-31
ADURO CLEAN TECHNOLOGIES INC.
filed 2025-08-27
CIK 1863934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 40-F

_____________________

☐   REGSITRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  May 31, 2025    Commission file number: 001-42393

_____________________

ADURO CLEAN TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

British Columbia	2800	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number.)

542 Newbold St.

London, Ontario N6E 2S5, Canada

Telephone (604) 362-7011

(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10168

Telephone (800) 221-0102

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copies of all communications, including communications
sent to agent for service, should be sent to:

Andrew Stewart

Jun Ho Song

Cozen O'Connor LLP

Bentall 5

550 Burrard Street, Suite 2501

Vancouver, British Columbia V6C 2B5, Canada

Telephone (236) 317-5567

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares Without Par Value	ADUR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 29,613,178

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

EXPLANATORY NOTE

Aduro Clean Technologies Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file this annual report (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended May 31, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's audited annual financial statements for the fiscal year ended May 31, 2025, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended May 31, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F, including the exhibits incorporated by reference into this Annual Report, includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. These statements are based on the Registrant's current expectations, estimates and assumptions in light of its experience and perception of historical trends. All statements other than statements of historical fact may constitute forward-looking statements. Often, forward-looking statements are identified by words such as "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect," "project," "potential," "ongoing," "could," "would," "target" or the negative of these terms or similar expressions, although not all forward-looking statements contain these terms or similar expressions. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant's Annual Information Form for the year ended May 31, 2025, attached hereto as Exhibit 99.1 and those described in the Registrant's management discussion and analysis for the year ended May 31, 2025, attached hereto as Exhibit 99.3.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its audited annual financial statements, which are filed with this Annual Report and attached hereto as Exhibit 99.2, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 27, 2025, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = CDN$1.39.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this annual report, the Company's disclosure controls and procedures are effective. The disclosure controls and procedures are controls and other procedures to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, that accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS, and that receipts and expenditures of the company are only being made in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well designed or operated, can provide only reasonable assurance, not absolute assurance of achieving the desired control objectives. These inherent limitations include, among other items: (i) that management's assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) that controls may be circumvented by the unauthorized acts of individuals, by collusion of two or more people, or by management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant's internal control over financial reporting during the fiscal year ended May 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

AUDIT COMMITTEE

Identification of the Audit Committee

The Registrant has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended May 31, 2025, the following individuals served on Company's Audit Committee: Peyer Kampian, James E. Scott and Marie Grönborg. All of the members of the Audit Committee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

The Registrant has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Financial Expert

The Registrant has determined that Peter Kampian qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended May 31, 2025, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CODE OF ETHICS

The Registrant has adopted a written code of ethics applicable to its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the code of ethics is filed as Exhibit 14.1 to this Form 40-F and is also available on the Registrant’s website at https://adurocleantech.com. Information contained on or that can be accessed through the Registrant’s website does not constitute part of this Annual Report and the inclusion of the Registrant’s website address in this Annual Report is intended to be an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by De Visser Gray LLP for professional services rendered for the fiscal years ended May 31, 2025 and May 31, 2024. During this period, De Visser Gray LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended May 31, 2025	Year ended May 31, 2024
Audit Fees	$40,000	$40,000
Audit-Related Fees	$24,000
Tax Fees
All Other Fees	$41,000	$18,000
Total Fees Paid	$40,000	$58,000

PRE-APPROVAL OF AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit services to be provided to the Company by its independent auditors. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

CONTRACTUAL OBLIGATIONS

The information provided under the heading "Management's Discussion and Analysis - Working Capital" contained in Exhibit 99.3 is incorporated by reference herein.

NASDAQ CORPORATE GOVERNANCE PRACTICES

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the "Nasdaq Stock Market Rules") must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant has disclosed on its website, https://adurocleantech.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and described the home country practice followed in lieu of such requirements. Information contained on or that can be accessed through the Registrant's website does not constitute part of this Annual Report and the inclusion of Registrant's website address in this Annual Report is intended to be an inactive textual reference only.

NOTICES PURSUANT TO REGULATION BTR

None.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the "Clawback Policy") as required by Nasdaq Rule 5608 and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy attached to hereto as Exhibit 97.

At no time during or after the fiscal year ended May 31, 2025, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of May 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURIDCITIONS THAT PREVENT INSEPCTIONS

None.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Annual Report; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Annual Report, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Annual Report relates. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report.

Exhibit	Description
14.1	Code of Ethics adopted by Registrant
97	Clawback Policy
99.1	Annual Information Form for the Fiscal Year ended May 31, 2025
99.2	Audited Financial Statements for the Fiscal Year ended May 31, 2025
99.3	Management's Discussion and Analysis for the Fiscal Year ended May 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of De Visser Gray LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADURO CLEAN TECHNOLOGIES INC.

By:	/s/ Ofer Vicus
Name: Ofer Vicus
Title: Chief Executive Officer (Principal Executive Officer)

Date: August 27, 2025