Form 40-F
period 2026-05-31
ADURO CLEAN TECHNOLOGIES INC.
filed 2026-08-31
CIK 1863934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 40-F

_____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended May 31 , 2026        Commission file number: 001-42393

_____________________

ADURO CLEAN TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

British Columbia	2800	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number.)

542 Newbold St.

London, Ontario N6E 2S5, Canada

Telephone (226) 784-8889

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 33,867,884.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended May 31, 2026 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's audited annual financial statements for the fiscal year ended May 31, 2026, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended May 31, 2026 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F, including the exhibits incorporated by reference into this Annual Report, includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. These statements are based on the Registrant's current expectations, estimates and assumptions in light of its experience and perception of historical trends. All statements other than statements of historical fact may constitute forward-looking statements. Often, forward-looking statements are identified by words such as "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect," "project," "potential," "ongoing," "could," "would," "target" or the negative of these terms or similar expressions, although not all forward-looking statements contain these terms or similar expressions. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant's Annual Information Form for the year ended May 31, 2026, attached hereto as Exhibit 99.1 and those described in the Registrant's management discussion and analysis for the year ended May 31, 2026, attached hereto as Exhibit 99.3.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August ♦, 2026, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = CDN$♦.

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

The Company's management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2026.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant's internal control over financial reporting during the fiscal year ended May 31, 2026, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

AUDIT COMMITTEE

Identification of the Audit Committee

The Registrant has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended May 31, 2026, the following individuals served on Company's Audit Committee: Peter Kampian, James E. Scott and Marie Grönborg. All of the members of the Audit Committee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended May 31, 2026, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by De Visser Gray LLP for professional services rendered for the fiscal years ended May 31, 2026 and May 31, 2025. During this period, De Visser Gray LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended May 31, 2026	Year ended May 31, 2025
Audit Fees	$45,000	$40,000
Audit-Related Fees	$19,000	$45,000
Tax Fees
All Other Fees	$16,000	$21,000
Total Fees Paid	$80,000	$106,000

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

NASDAQ CORPORATE GOVERNANCE PRACTICES

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant has disclosed on its website, https://adurocleantech.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and described the home country practice followed in lieu of such requirements. Information contained on or that can be accessed through the Registrant’s website does not constitute part of this Annual Report and the inclusion of Registrant’s website address in this Annual Report is intended to be an inactive textual reference only.

NOTICES PURSUANT TO REGULATION BTR

None.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the "Clawback Policy") as required by Nasdaq Rule 5608 and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy attached hereto as Exhibit 97.

At no time during or after the fiscal year ended May 31, 2026, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of May 31, 2026, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

CONSENT TO SERVICE OF PROCESS

The Registrant filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Annual Report relates. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report.

Exhibit	Description
14.1	Code of Ethics adopted by Registrant
97	Clawback Policy
99.1	Annual Information Form for the Fiscal Year ended May 31, 2026
99.2	Audited Financial Statements for the Fiscal Year ended May 31, 2026
99.3	Management's Discussion and Analysis for the Fiscal Year ended May 31, 2026
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of De Visser Gray LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADURO CLEAN TECHNOLOGIES INC.

By:	/s/ Ofer Vicus
Name: Ofer Vicus
Title: Chief Executive Officer (Principal Executive Officer)

Date: August 31, 2026