Form 40-F/A
period 2026-05-31
ADURO CLEAN TECHNOLOGIES INC.
filed 2026-10-19
CIK 1863934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 40-F/A

(Amendment No. 1)

_____________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2026          Commission file number: 001-42393

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

☐

EXPLANATORY NOTE

Aduro Clean Technologies Inc. (the "Company," "Registrant," or "Aduro") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 (the "Amendment") to its original Annual Report on Form 40-F for the year ended May 31, 2026, which was filed with the United States Securities and Exchange Commission (the "SEC") on May 31, 2026 (the "Annual Report"), in order to (i) refile Exhibit 99.1 - Annual Information Form for the Fiscal Year ended May 31, 2026 (the "AIF") to correct a typographical date error on the cover page of the AIF, which inadvertently stated that the date of the AIF was August 28, 2026 instead of August 31, 2026, update the trading data set forth under "Trading Price and Volume" to include trading data for the full month of August 2026, and add disclosure under a new Section 15 entitled "Audit Committee"; and (ii) add the applicable date and exchange rate under "Currency" of this Amendment, which were inadvertently omitted from the Annual Report.

In addition, pursuant to the rules of the SEC, this Amendment also contains:

(a) new certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and

(b) new certifications required by 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, the Annual Report remains unchanged. In addition, the Amendment does not reflect events occurring after the filing of the Annual Report or modify or update those disclosures. Accordingly, the Amendment should be read in conjunction with the Annual Report and the Registrant's other SEC filings.

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

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F, including the exhibits incorporated by reference into this Annual Report, includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. These statements are based on the Registrant's current expectations, estimates and assumptions in light of its experience and perception of historical trends. All statements other than statements of historical fact may constitute forward-looking statements. Often, forward-looking statements are identified by words such as "believe," "may," "plan," "will," "estimate," "continue," "anticipate," "intend," "expect," "project," "potential," "ongoing," "could," "would," "target" or the negative of these terms or similar expressions, although not all forward-looking statements contain these terms or similar expressions. These statements reflect management's beliefs with respect to future events and are based on information available to management as of the respective dates of this Annual Report and the document incorporated by reference herein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant's Annual Information Form for the fiscal year ended May 31, 2026, attached hereto as Exhibit 99.1 and those described in the Registrant's management discussion and analysis for the year ended May 31, 2026, attached hereto as Exhibit 99.3.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 31, 2026, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = CDN$1.3866.

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

CODE OF ETHICS

The Registrant has adopted a written code of ethics applicable to its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. A copy of the code of ethics is filed as Exhibit 14.1 to this Form 40-F and is also available on the Registrant's website at https://adurocleantech.com. Information contained on or that can be accessed through the Registrant's website does not constitute part of this Annual Report and the inclusion of the Registrant's website address in this Annual Report is intended to be an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by De Visser Gray LLP for professional services rendered for the fiscal years ended May 31, 2026 and May 31, 2025. During this period, De Visser Gray LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended May 31, 2026	Year ended May 31, 2025
Audit Fees	$40,000	$40,000
Audit-Related Fees	$19,000	$45,000
Tax Fees
All Other Fees	$16,000	$21,000
Total Fees Paid	$75,000	$106,000

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report.

Exhibit	Description
14.1*	Code of Ethics adopted by Registrant
97*	Clawback Policy
99.1**	Annual Information Form for the Fiscal Year ended May 31, 2026
99.2*	Audited Financial Statements for the Fiscal Year ended May 31, 2026
99.3*	Management's Discussion and Analysis for the Fiscal Year ended May 31, 2026
99.4**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.5**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as amended
99.6**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of De Visser Gray LLP
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed as an exhibit to the Annual Report

** Filed as an exhibit to this Amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADURO CLEAN TECHNOLOGIES INC.

By:	/s/ Ofer Vicus
	Name:	Ofer Vicus
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: October 19, 2026